FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

              For the Period December 1, 2004 - February 28, 2005

                          GRANITE MORTGAGES 04-3 PLC
                    (Translation of registrant's name into
                                   English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                        (Address of principal executive
                                   offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                    (Translation of registrant's name into
                                   English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                        (Address of principal executive
                                   offices)


                        GRANITE FINANCE FUNDING LIMITED
                    (Translation of registrant's name into
                                   English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                        (Address of principal executive
                                   offices)




      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                     GRANITE MORTGAGES 04-3 PLC

                                     By:  L.D.C. Securitisation Director No. 1

                                     By:  /s/ Sharon Tyson
                                          ------------------------------------
                                     Name:   Sharon Tyson
                                     Title:  Director
Date: April 26, 2005

                                     GRANITE FINANCE FUNDING LIMITED


                                     By:  /s/ Jonathan David Rigby
                                          ------------------------------------
                                     Name:   Jonathan David Rigby
                                     Title:  Director
Date: April 26, 2005

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By:  /s/ Daniel Le Blancq
                                          ------------------------------------
                                     Name:   Daniel Le Blancq
                                     Title:  Director
Date: April 26, 2005

INVESTORS' QUARTERLY REPORT
---------------------------
GRANITE MORTGAGES 04-3 PLC
--------------------------

Quarterly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Finance Trustees Limited, Granite Master Issuer Plc, Granite Finance Funding Limited and Granite Finance Funding 2 Limited
Period 1 December 2004 - 28 February 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

--------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                        289,964

Current Balance - Trust Mortgage Assets           (GBP)26,285,417,468

Current Balance - Trust Cash and other Assets      (GBP)1,454,132,021

Last Months Closing Trust Assets                  (GBP)28,576,180,703

Funding share                                     (GBP)19,529,504,753

Funding 2 share                                    (GBP)4,370,694,254

Funding and Funding 2 share                       (GBP)23,900,199,007

Funding and Funding 2 Share Percentage                    86.16%

Seller Share*                                      (GBP)3,839,350,482

Seller Share Percentage                                   13.84%

Minimum Seller Share (Amount)*                     (GBP)1,613,817,088

Minimum Seller Share (% of Total)                          5.82%

Excess Spread last quarter annualised (% of Total)         0.53%
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* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

--------------------------------------------------------------------------------
                      Number    Principal (GBP)   Arrears (GBP)  By Principal(%)

< 1 Month            285,147    25,844,942,985             0        98.32%

> = 1 < 3 Months       3,928       370,023,266     2,869,553         1.41%

> = 3 < 6 Months         744        59,019,066     1,359,486         0.22%

> = 6 < 9 Months         133        10,674,426       467,967         0.04%

> = 9 < 12 Months         12           757,725        45,940         0.00%

> = 12 Months              0                 0             0         0.00%

Total                289,964    26,285,417,468     4,742,946       100.00%
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Properties in Possession


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                                Number     Principal (GBP)   Arrears (GBP)
Total (since inception)          319         20,347,430        1,030,983
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                            106

Number Brought Forward                                               67

Repossessed (Current Month)                                          39

Sold (since inception)                                              213

Sold (current month)                                                 12

Sale Price / Last Loan Valuation                                   1.06

Average Time from Possession to Sale (days)                         135

Average Arrears at Sale                                      (GBP)2,938

Average Principal Loss (Since                                   (GBP)98
inception)*

Average Principal Loss (current month)**                         (GBP)0

MIG Claims Submitted                                                  6

MIG Claims Outstanding                                                0

Average Time from Claim to Payment                                   41

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*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month


Substitution


-------------------------------------------------------------------------------
                                            Number        Principal (GBP)

Substituted this period                       0           (GBP)0

Substituted to date (since 26 March 2001)   562,237       (GBP)48,998,814,077
-------------------------------------------------------------------------------


CPR Analysis

-------------------------------------------------------------------------------
                                                                % of CPR

Current Month % of CPR - Removals*                               71.50%

Previous Month % of CPR - Removals*                              52.50%

Current Month % of CPR - Non-Removals**                          28.50%

Previous Month % of CPR - Non-Removals**                         47.50%
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*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions


-------------------------------------------------------------------------------
                                                Monthly       Annualised

Current Month CPR Rate - Total                  5.36%           48.38%

Previous Month CPR Rate - Total                 3.46%           34.48%
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-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                    23.98

Weighted Average Remaining Term (by value)                      20.64
Years

Average Loan Size                                          (GBP)90,651

Weighted Average LTV (by value)                                 74.88%

Weighted Average Indexed LTV (by value)                         65.38%

Non Verified (by value)                                         39.12%
-------------------------------------------------------------------------------


Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                         50.25%

Together (by balance)                                           23.07%

Capped (by balance)                                             0.72%

Variable (by balance)                                           22.69%

Tracker (by balance)                                            3.27%

Total                                                           100.0%
-------------------------------------------------------------------------------

Geographic Analysis

-------------------------------------------------------------------------------
                  Number        % of Total      Value (GBP)          % of Total

East Anglia        5,728           1.98%           522,694,264          1.99%

East Midlands     20,544           7.09%         1,675,256,506          6.37%

Greater London    35,149          12.12%         5,204,748,028         19.80%

North             31,861          10.99%         1,904,535,459          7.25%

North West        38,859          13.40%         2,837,747,231         10.80%

Scotland          35,479          12.24%         2,345,564,479          8.92%

South East        42,908          14.80%         5,318,877,236         20.24%

South West        18,623           6.42%         1,890,163,483          7.19%

Wales             11,923           4.11%           865,850,585          3.29%

West Midlands     18,976           6.54%         1,627,416,088          6.19%

Yorkshire         29,914          10.32%         2,092,564,107          7.96%

Total            289,964           100%         26,285,417,468           100%
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LTV Levels Breakdown

-------------------------------------------------------------------------------
                                  Number        Value (GBP)         % of Total

0% < 25%                          10,787          420,876,739         1.60%

> = 25% < 50%                     35,640        2,666,646,774        10.14%

> = 50% < 55%                     11,023        1,002,842,983         3.82%

> = 55% < 60%                     11,932        1,147,342,910         4.36%

> = 60% < 65%                     13,545        1,340,710,424         5.10%

> = 65% < 70%                     16,259        1,629,049,128         6.20%

> = 70% < 75%                     21,112        2,128,456,674         8.10%

> = 75% < 80%                     22,228        2,495,728,478         9.49%

> = 80% < 85%                     36,742        3,954,195,276        15.04%

> = 85% < 90%                     37,117        3,503,681,918        13.33%

> = 90% < 95%                     54,590        4,429,971,168        16.85%

> = 95% < 100%                    18,619        1,542,677,443         5.87%

> = 100%                             370           23,237,553         0.09%

Total                             289,964      26,285,417,468        100.0%
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Repayment Method

-------------------------------------------------------------------------------
                                  Number        Value (GBP)        % of Total

Endowment                         24,257        1,835,087,446           6.98%

Interest Only                     46,876        6,740,918,907          25.65%

Pension Policy                       560           57,808,362           0.22%

Personal Equity Plan               1,091           81,918,662           0.31%

Repayment                        217,180       17,569,684,091          66.84%

Total                            289,964       26,285,417,468         100.00%
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Employment Status

-------------------------------------------------------------------------------
                                Number         Value (GBP)         % of Total

Full Time                      253,170       21,639,668,632          82.33%

Part Time                        3,707          236,880,247           0.90%

Retired                            451           14,169,394           0.05%

Self Employed                   29,697        4,250,927,363          16.17%

Other                            2,939          143,771,831           0.55%

Total                          289,964       26,285,417,468         100.00%
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--------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                    6.84%

Effective Date of Change                         1 September 2004
--------------------------------------------------------------------------------

Notes    Granite Mortgages 04-3 plc


-------------------------------------------------------------------------------
                 Outstanding           Rating          Reference Rate   Margin
                                  Moodys/S&P/Fitch

Series 1

A1               $600,034,693       Aaa/AAA/AAA          2.57%           0.06%

A2          (euro)494,000,000       Aaa/AAA/AAA          2.25%           0.07%

A3             $1,248,100,000       Aaa/AAA/AAA          2.61%           0.10%

B                 $59,200,000        Aa3/AA/AA           2.67%           0.16%

M                 $31,400,000          A2/A/A            2.78%           0.27%

C                 $62,700,000       Baa2/BBB/BBB         3.10%           0.59%

Series 2

A1               $713,700,000       Aaa/AAA/AAA          2.65%           0.14%

A2          (euro)800,150,000       Aaa/AAA/AAA          2.32%           0.14%

B            (euro)74,400,000        Aa3/AA/AA           2.46%           0.28%

M            (euro)57,900,000         A2/A/A             2.55%           0.37%

C           (euro)139,050,000      Baa2/BBB/BBB          2.98%           0.80%

Series 3

A1           (GBP)411,250,000      Aaa/AAA/AAA           5.06%           0.18%

A2           (GBP)600,000,000      Aaa/AAA/AAA           5.515%    Fixed until
                                                                       09/2011

B             (GBP)54,350,000        Aa3/AA/AA           5.23%           0.35%

M             (GBP)42,250,000         A2/A/A             5.33%           0.45%

C             (GBP)99,450,000      Baa2/BBB/BBB          5.76%           0.88%
-------------------------------------------------------------------------------


Credit Enhancement

-------------------------------------------------------------------------------
                                                                   % of Notes
                                                                   Outstanding

Class B and M Notes ((GBP) Equivalent)    (GBP)593,051,601           15.66%

Class C Notes ((GBP) Equivalent)          (GBP)229,275,589            6.05%

-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
                                                             % of Funding Share

Class B and M Notes ((GBP) Equivalent)    (GBP)593,051,601            3.04%

Class C Notes ((GBP) Equivalent)          (GBP)229,275,589            1.17%
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Granite Mortgages 04-3
Reserve Fund Requirement                  (GBP)48,000,000             0.25%

Balance Brought Forward                   (GBP)41,000,000             0.21%

Drawings this Period                               (GBP)0             0.00%

Excess Spread this Period                  (GBP)6,307,048             0.03%

Funding Reserve Fund Top-up this Period*     (GBP)692,952             0.00%

Current Balance                           (GBP)48,000,000             0.25%
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
Funding Reserve Balance                    (GBP)45,046,484            0.23%
Funding Reserve %                                 1.0%                NA
-------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports
The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)5 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)5 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.